

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2011

<u>Via E-mail</u>
Lisa Grossman
President
Your Internet Defender Inc.
20 Sunrise Highway, Suite 202
Valley Stream, NY 11581

> **Re:** **Your Internet Defender Inc.**
> **Registration Statement on Form S-1**
> **Filed August 31, 2011**
> **File No. 333-176581**

Dear Ms. Grossman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that you are registering the resale of 42,600,000 shares of common stock on behalf of your selling stockholders. Given the size of the offering relative to the number of shares outstanding held by non-affiliates, and the nature of the offering and the selling stockholders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4) of Regulation C. Therefore, please revise the terms of your offering to provide that all offers and sales will be made at the disclosed fixed price for the duration of the offering and to identify the selling stockholders as underwriters. Your indication on page 20 that the "selling shareholders and any broker-dealers or agents that participate with the selling shareholders in the sale of the shares of common stock may be deemed to be 'underwriters' within the meaning of the Securities Act in connection with these sales" is insufficient. Alternatively, reduce the size of the offering to one-third of the total number of outstanding shares held by non-

affiliates. If you disagree with our analysis, please advise the staff of the company's basis for determining that any aspect of the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the factors referred to Interpretive Response 612.09 in the Compliance and Disclosure Interpretations relating to Rule 415 of the Securities Act, available at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

2. We note your disclosure that you are not a blank check company and have no plans to merge with any company. However, it appears that you are a blank check company as defined by Rule 419 of Regulation C in view of the following:

- Your disclosure indicates that you are a development stage company issuing penny stock.

- You have minimal revenues, have no contracts or agreements with customers or suppliers, and have conducted little business activity other than raising initial capital and filing this registration statement.

- You have commenced only limited operations.

- You have only $4,818 in cash.

- You will be unable to implement your business plan without substantial additional funding.

- Your registration statement contains very general disclosure related to the nature of your business plan.

- Your founders, officers and certain selling shareholders are involved with Enterologics, Inc. and Game Face Gaming, Inc., companies that also have not yet generated revenues, and the latter of which was the purchaser in a reverse merger and shares your principal address.

In the adopting release of Rule 419, the Commission stated that "it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419." Therefore, please provide us with a detailed analysis addressing each of the issues described above in explaining why you believe the company is not a blank check company. In addition, please revise your business description to include a specific business plan for the next twelve months. The milestones disclosed on page 32 are very general and do not provide a variety of information (including, as examples only, specific intended dates of completion, capital requirements for each milestone, an explanation as to how you will "actively search for new corporate and high-end individual clients" and "aggressively establish relationships with numerous public relations and law firms," and a description of the specific "proprietary technology base" and "automated services" in which you "plan to invest"). In providing the specific business plan, the company should also disclose its day-to-day operations. Alternatively, please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.

3. On the outside back cover page of the prospectus, please provide the disclosure required by Item 502(b) of Regulation S-K.

Front Cover Page of Registration Statement

4. Your statement in footnote (2) to the Calculation of Registration Fee table that the offering price "has been determined as the selling price based on the original purchase price paid by the selling shareholders" is incomplete and inaccurate, given your disclosure on page 15 that the price "has been arbitrarily determined as the selling price based upon the original purchase price paid by the selling shareholders…plus an arbitrarily determined increase" and that the price "does not have any relationship to any established criteria of value." Please revise or delete the statement in footnote (2).

Outside Front Cover Page of Prospectus

5. Please disclose that your auditor has issued a going-concern opinion.

Prospectus Summary, page 5

6. Please revise the first sentence of the second paragraph of this section, and revise your summary as necessary, to ensure that you provide a brief overview of the key aspects of the offering and not that you "highlight selected material information." See the instruction to paragraph 503(a) of Regulation S-K.

Risk Factors, page 7

7. Please add a risk factor that addresses the risks associated with being a shell company with nominal assets and operations, including, if applicable, that you may enter into a reverse merger with a private company in an unrelated business without approval from the unaffiliated shareholders, or tell us why it is not appropriate to do so.

Risk Factors Relating to Our Company, page 7

Our business depends on a strong brand…, page 10

8. Please revise your disclosure to clarify your "brand." If you do not currently have a brand, please delete this risk factor.

Lisa Grossman
Your Internet Defender Inc.
September 29, 2011
Page 4

Risk Factors Relating to Our Common Shares, page 11

9. Please make it clear that your stock may not be followed by securities analysts and describe the associated risks.

The issuance of shares in this offering…, page 11

10. Your statement that "the issuance of the shares of common stock described in this prospectus will result in substantial dilution in the percentage of our common stock held by our existing shareholders" contradicts your statement on page 15 that "there will be no dilution to our existing shareholders" as a result of this offering. Please revise your disclosure so that it is accurate and consistent.

Selling Shareholders, page 16

11. Please tell us whether there is any relationship between the selling shareholder, Zachary Grossman, and your President, Lisa Grossman; if there is, please disclose it.

12. Please disclose the names of the natural persons that have voting or investment control over the shares held by all selling stockholders that are entities. Refer to Question 140.02 of the Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov.

Description of Business, page 23

13. You have described the kinds of services you plan to provide. Please thoroughly revise this section to explain how you will provide those services and to clarify the current status of any products, services, strategies and methodologies that you propose to provide or use. Please also disclose whether you have taken any actions in furtherance of providing such services.

Marketing and Implementation Strategy, page 27

14. Please expand on the disclosure in this section to explain how you will engage in the identified marketing efforts.

SWOT Analysis, page 27

15. Please provide further disclosure regarding the relevance and meaning of this chart.

Marketing & Strategic Alliances, page 28

16. Please provide further disclosure regarding the various marketing methods that you plan to employ, including how you will engage in "search engine marketing" and what you

will do at "top industry trade shows" and in "trade publications." Please provide further disclosure regarding the "multiple white papers and publications" that you plan to publish.

Our Strategy, page 29

17. On page 29 you state that "YID currently has two clients for which it provides the services outlined above." Please expand upon the specific services you currently provide to these clients. Please also clarify for how long you have "generate[d] $6,000 on a monthly basis from Mytrack.com," how long you anticipate receiving such monthly fee from Mytrack.com, and, if true, that the $3,900 you received from Game Face Gaming, Inc., was a one-time fee.

Description of Property, page 30

18. Please explain why you do not pay rent at your Pennsylvania office.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 32

Plan of Operation, page 32

19. Please explain your reference to your current clients as "high-end accounts."

Going Concern Consideration, page 34

20. Please revise your statement that your "minimum of $275,000 in expenses during the next twelve months. . . will be comprised mostly of industry unique expenses of approximately $105,000, $106,000 towards marketing materials and sales" for clarity.

Directors, Executive Officers, Promoters and Control Persons, page 35

Potential Conflicts of Interest, page 36

21. Please disclose whether you have a policy pursuant to which your board will resolve conflicts of interest; if you do, please describe such policy and indicate whether it is in writing.

Certain Relationships and Related Transactions, page 39

22. Please revise to explain how Ms. Grossman is affiliated with Arevim, Inc., disclose the related party arrangement(s) pursuant to which you use office space at no expense, and disclose the contributed services of your directors that you discuss in Note 4. Related

Party Transactions. Please also revise your statement that you "receive $3,900 from Game Face Gaming" to disclose the date(s) of receipt of such funds and, if true, that you received such funds as one-time compensation for services provided.

Financial Statements, page 43

Note 1. Organization and Summary of Significant Accounting Policies, page 47

Revenue Recognition, page 47

23. We note that you recognize revenue when persuasive evidence of an arrangement exists. Given that you lack "formal contracts with either of [your] two clients," as disclosed on page 29, please tell us how you have been able to recognize revenue in accordance with your accounting policy.

Website Development Costs, page 48

24. We note you have capitalized website development costs of $975 at June 30, 2011. Please expand your disclosures to provide your accounting policies for capitalizing or expensing costs relating to the development of your website and software development costs, if any. Refer to ASC 350-50 and/or ASC 985-20 as applicable.

Recent Sales of Unregistered Securities, page 54

25. Please disclose the number of investors that participated in the July-August 2011 private placement.

Exhibits

26. Please tell us whether you used a subscription agreement in connection with the July-August 2011 private placement; if you did, please file it as an exhibit.

Exhibit 5.1, Legal Opinion

27. Please include a reference to the registration statement file number.

28. The opinion must speak as of the date of effectiveness. Accordingly, please either remove the word "current" from the penultimate sentence of the penultimate paragraph, as well as the phrase "as such laws presently exist and to the facts as they present exist," or re-file the opinion on, and dated as of, the date of effectiveness.

Signatures

29. Please identify Ms. Grossman as the principal executive officer and Mr. Solomon as the

principal financial and accounting officer where they signed in their individual capacities in the second signature block. See Instruction 1 to Signatures in Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332, or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Lilyanna Peyser, Staff Attorney, at (202) 551-3222, or me, at (202) 551-3720, with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara Ransom
Assistant Director

cc: David Lubin, Esq.